Exhibit 99.1

FOR IMMEDIATE RELEASE

TRIPLE P N.V.

•                                          Net Revenue decrease of 20% expected for first half of 2003 compared to the first half of 2002;

•                                          Further measures taken in Q2 to reduce expenses;

•                                          Loss expected in second quarter as a result of restructuring charge;

•                                          Supervisory Board intends to design measures to increase net revenues and strengthen Management.

July 9, 2003 - Vianen, The Netherlands. Triple P N.V. (Nasdaq SCM: TPPP) announced today that it expects that net revenues for the first year half of 2003 will be 20% below net revenues for the same period in 2002.

Furthermore, the Company announced that recently further measures have been taken to reduce expenses. The Company will terminate employment contracts with 43 of its 373 employees and has reserved EUR 1.3 million for related termination expenses. As a result of these measures, the Company expects that its overall cost level will be reduced by about EUR 2.5 million on a yearly basis. The restructuring is expected to be completed before the end of the year.

As a result of this restructuring charge the Company will report a net loss in the second quarter of 2003.

The Company’s Supervisory Board of Directors believes that more aggressive measures to adjust the organization and its commercial policies in response to current weak market conditions is warranted. Besides measures already taken, the Supervisory Board of Directors intends to review the Company’s business and operating plans and seek measures designed to increase net revenues, as well as making appropriate appointments to strengthen the Company’s management team.

Triple P continues to believe that market conditions in 2003 will be difficult. The difficult and uncertain economic climate generally and the continued instability in the ICT market in particular are such that the Company is not providing any specific guidance as to future results in 2003.

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results. The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations.  Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.